UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

Acuitas Capital LLC

Humanitario Capital LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 207,923,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 207,923,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,923,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.89%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 253,908,442 deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 47,967,363 Shares issued and outstanding as of May 8, 2024, as disclosed in the Form 10-Q filed by the Company with the SEC on May 15, 2024 (the “FY24Q1 10-Q”); (ii) an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants issued to Acuitas (after giving effect to the adjustment to the exercise price thereof to $0.3442 per share); (iii) 16,666,667 Shares issuable upon the conversion of the Surviving Note (after giving effect to the conversion price modification upon the effectiveness of the Stockholder Approval; assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (iv) an aggregate of 37,500,000 Shares issuable upon the conversion of the Demand Notes outstanding under the Sixth Amendment (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 31,532,521 Shares underlying the Demand Warrants issued in connection with the purchase of the outstanding Demand Notes; and (vi) an aggregate of 54,166,667 Shares underlying the Conversion Warrants issuable upon the conversion of the Surviving Note and the outstanding Demand Notes (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Items 4 and 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,333,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.31%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	Based on 156,300,697 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 47,967,363 Shares issued and outstanding as of May 8, 2024, as disclosed in the FY24Q1 10-Q; (ii) 16,666,667 Shares issuable upon the conversion of the Surviving Note (after giving effect to the conversion price modification upon the effectiveness of the Stockholder Approval; assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (iii) an aggregate of 37,500,000 Shares issuable upon the conversion of the Demand Notes outstanding under the Sixth Amendment (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); and (iv) an aggregate of 54,166,667 Shares underlying the Conversion Warrants issuable upon the conversion of the Surviving Note and the outstanding Demand Notes (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Items 4 and 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Humanitario Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,963,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,963,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,963,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.68%[3]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[3]	Based on 156,848,825 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 47,967,363 Shares issued and outstanding as of May 8, 2024, as disclosed in the FY24Q1 10-Q; and (ii) an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario in November 2023, as described further in Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 343,886,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 343,886,716
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,886,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.79%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[4]	Based on 362,789,904 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 47,967,363 Shares issued and outstanding as of May 8, 2024, as disclosed in the FY24Q1 10-Q; (ii) an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants issued to Acuitas (after giving effect to the adjustment to the exercise price thereof to $0.3442 per share); (iii) an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario in November 2023; (iv) 16,666,667 Shares issuable upon the conversion of the Surviving Note (after giving effect to the conversion price modification upon the effectiveness of the Stockholder Approval; assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 37,500,000 Shares issuable upon the conversion of the Demand Notes outstanding under the Sixth Amendment (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash); (vi) an aggregate of 31,532,521 Shares underlying the Demand Warrants issued in connection with the purchase of the outstanding Demand Notes; and (vii) an aggregate of 54,166,667 Shares underlying the Conversion Warrants issuable upon the conversion of the Surviving Note and the outstanding Demand Notes (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Items 4 and 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 6 of 14 Pages

AMENDMENT NO. 24 TO SCHEDULE 13D

This Amendment No. 24 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), Acuitas Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Acuitas (“Acuitas Capital”), Humanitario Capital LLC, a Puerto Rico limited liability company (“Humanitario”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023, Amendment No. 19 to Schedule 13D filed on November 2, 2023, Amendment No. 20 to Schedule 13D filed on November 15, 2023, Amendment No. 21 to Schedule 13D filed on December 20, 2023, Amendment No. 22 to Schedule 13D filed on April 1, 2024 and Amendment No. 23 to Schedule 13D filed on April 10, 2024 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of Ontrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 below, which information is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on March 28, 2024, Acuitas Capital, the Company, certain of the Company’s subsidiaries and U.S. Bank Trust Company, National Association, entered into the Sixth Amendment (the “Sixth Amendment”) to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022 (the “Third Amendment”), that certain Fourth Amendment made as of June 23, 2023 and that certain Fifth Amendment made as of October 31, 2023 (as amended by the Sixth Amendment, the “Keep Well Agreement”), pursuant to which the Company issued and sold to Acuitas Capital, and Acuitas Capital purchased from the Company, a Demand Note (as previously defined in the Original Statement) with a principal amount of $1.5 million (the “Initial Demand Note”) on April 5, 2024, and in Acuitas Capital’s sole discretion, Acuitas Capital may purchase from the Company, and the Company will issue and sell to Acuitas Capital, up to an additional $13.5 million in aggregate principal amount of Demand Notes, at such time and in such principal amounts as specified in the Sixth Amendment. Pursuant to the terms of the Sixth Amendment, on May 8, 2024 and June 5, 2024, the Company issued and sold to Acuitas Capital, and Acuitas Capital purchased from the Company, additional Demand Notes with an aggregate principal amount of $3.0 million, each in the form attached as Exhibit A to the Sixth Amendment, as previously filed as Exhibit 99.28 to the Original Statement.

As previously disclosed, under the terms of the Sixth Amendment, the Company was required to seek stockholder approval (the “Stockholder Approval”) in accordance with the rules of the Exchange (as previously defined in the Original Statement) of the issuance of the Demand Warrants, the New Keep Well Warrants (each as previously defined in the Original Statement) and the Demand Notes, the issuance of the Shares upon exercise or conversion (as applicable) of the Demand Warrants, the New Keep Well Warrants and the Demand Notes, and any other terms of the Sixth Amendment that require approval of the Company’s stockholders under the rules of the Exchange. According to the Information Statement on Schedule 14C filed by the Company with the SEC on May 13, 2024, the effective date of the Stockholder Approval (the “Stockholder Approval Effective Date”) occurred on or approximately June 2, 2024.

The following transactions occurred pursuant to the terms of the Sixth Amendment as a result of and/or in connection with the effectiveness of the Stockholder Approval:

Convertibility of Demand Notes. Under the terms of the Sixth Amendment and each Demand Note purchased by Acuitas Capital under the Keep Well Agreement, at any time after the Stockholder Approval Effective Date, the entire principal amount of such Demand Note, plus all accrued and unpaid interest thereon, shall be convertible, in whole or in part, into Shares, at Acuitas Capital’s option, at a conversion price equal to the lesser of (a) $0.36 and (b) the greater of (i) the consolidated closing bid price of the Company’s common stock as reported on the Exchange that is immediately prior to the applicable conversion date of such Demand Note and (ii) $0.12, which will be subject to further adjustment in accordance with the terms of such Demand Note.

Pursuant to the terms of the Keep Well Agreement, in connection with the conversion of the principal amount of any Demand Note and/or accrued interest thereon into Shares, the Company will issue to Acuitas Capital a five-year warrant to purchase Shares, each in the form attached as Exhibit B to the Third Amendment, as previously filed as Exhibit 99.18 to the Original Statement (each a “Conversion Warrant”). As previously disclosed, under the terms of the Keep Well Agreement, the number of Shares subject to each Conversion Warrant will be equal to (x) 100% of the amount converted divided by (y) the conversion price of the Demand Note then in effect, and the exercise price of each such Conversion Warrant will be equal to the conversion price of the Demand Note then in effect, in each case, which will be subject to further adjustment in accordance with the terms of such Conversion Warrant.

Issuance of Demand Warrants. As previously disclosed, under the terms of the Sixth Amendment, in connection with each Demand Note purchased by Acuitas Capital from the Company, the Company will issue to Acuitas Capital (or an entity affiliated with Acuitas Capital, as designated by Acuitas Capital) a Demand Warrant, in the form attached as Exhibit B to the Sixth Amendment, to purchase such number of Shares that results in 200% warrant coverage. Each Demand Warrant will have a five-year term. As previously disclosed, pursuant to the terms of the Sixth Amendment (including as a result of the reduction of the exercise price of the Public Offering Warrants (as previously defined in the Original Statement) to $0.3442 per share, as disclosed in the Form 8-K filed by the Company on April 8, 2024), the initial exercise price will be (a) in the case of the Demand Warrant issued in connection with the Initial Demand Note and in respect of the next $3.0 million of principal amount of Demand Notes purchased by Acuitas Capital, the lesser of (i) $0.3442 and (ii) the greater of (1) the consolidated closing bid price of the Company’s common stock as reported on the Exchange immediately preceding the time the applicable Demand Note is deemed issued by the Company and (2) $0.12, and (b) in the case of the Demand Warrants issued in connection with any subsequent Demand Notes, the consolidated closing bid price of the Company’s common stock as reported on the Exchange immediately preceding the time the applicable Demand Note is deemed issued by the Company, which initial exercise price will, in each case of clauses (a) and (b) above, be subject to further adjustment in accordance with the terms of the Demand Warrant and the Sixth Amendment.

In connection with the effectiveness of the Stockholder Approval, on June 5, 2024, in accordance with the terms of the Sixth Amendment, the Company issued to Acuitas Demand Warrants to purchase up to an aggregate of 31,532,521 Shares, as follows:

(1)	in connection with the Initial Demand Note, a Demand Warrant to purchase up to 8,715,863 Shares, with a deemed issuance date of April 5, 2024, exercisable at an initial exercise price of $0.3442 per share (subject to further adjustment);

(2)	in connection with the Demand Note purchased by Acuitas Capital on May 8, 2024, a Demand Warrant to purchase up to 11,278,196 Shares, with a deemed issuance date of May 8, 2024, exercisable at an initial exercise price of $0.266 per share (subject to further adjustment); and

(3)	in connection with the Demand Note purchased by Acuitas Capital on June 5, 2024, a Demand Warrant to purchase up to 11,538,462 Shares, with a deemed issuance date of June 5, 2024, exercisable at an initial exercise price of $0.26 per share (subject to further adjustment).

Issuance of New Keep Well Warrants. As previously disclosed, under the terms of the Sixth Amendment, promptly following the Stockholder Approval Effective Date, the Company will issue to each holder of a Replaced Keep Well Warrant (as previously defined in the Original Statement), in exchange therefor, a New Keep Well Warrant substantially in the form of the Demand Warrant, and each Replaced Keep Well Warrant will be deemed automatically cancelled. Each New Keep Well Warrant will have the same issuance date as the Replaced Keep Well Warrant in respect of which it was issued and a term of five years from the original issuance date of the Replaced Keep Well Warrant in respect of which it was issued. As previously disclosed, pursuant to the terms of the Sixth Amendment (including as a result of the reduction of the exercise price of the Public Offering Warrants to $0.3442 per share, as disclosed in the Form 8-K filed by the Company on April 8, 2024), the initial exercise price will be equal to $0.3442, which will be subject to further adjustment in accordance with the terms of the New Keep Well Warrant and the Sixth Amendment.

In connection with the effectiveness of the Stockholder Approval, on June 5, 2024, in accordance with the terms of the Sixth Amendment, the Company issued to Acuitas, in exchange for outstanding Replaced Keep Well Warrants to purchase up to an aggregate of 34,119,225 Shares, New Keep Well Warrants to purchase up to an aggregate of 66,075,224 Shares, as follows:

(1)	a New Keep Well Warrant to purchase up to 4,964,815 Shares, with a deemed issuance date of August 29, 2022, exercisable at an initial exercise price of $0.3442 per share (subject to further adjustment);

(2)	a New Keep Well Warrant to purchase up to 5,957,779 Shares, with a deemed issuance date of September 7, 2022, exercisable at an initial exercise price of $0.3442 per share (subject to further adjustment);

(3)	a New Keep Well Warrant to purchase up to 3,971,853 Shares, with a deemed issuance date of January 5, 2023, exercisable at an initial exercise price of $0.3442 per share (subject to further adjustment);

(4)	a New Keep Well Warrant to purchase up to 3,971,853 Shares, with a deemed issuance date of March 6, 2023, exercisable at an initial exercise price of $0.3442 per share (subject to further adjustment); and

(5)	a New Keep Well Warrant to purchase up to 47,208,924 Shares, with a deemed issuance date of November 14, 2023, exercisable at an initial exercise price of $0.3442 per share (subject to further adjustment).

Modification of Surviving Note Conversion Price. As previously disclosed, pursuant to the terms of the Sixth Amendment, upon the effectiveness of the Stockholder Approval, the conversion price of the Surviving Note (which was previously issued by the Company to Acuitas Capital pursuant to the Fifth Amendment) automatically became equal to the lesser of (a) $0.36 and (b) the greater of (i) the consolidated closing bid price of the Company’s common stock as reported on the Exchange on the trading day that is immediately prior to the applicable conversion date of the Surviving Note and (ii) $0.12, which will be subject to further adjustment in accordance with its terms.

The foregoing description of the Sixth Amendment is qualified in its entirety by reference to the full text of the Sixth Amendment, which was previously attached as Exhibit 99.28 to Amendment No. 22 to this Statement, and is incorporated by reference herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

Acuitas

All percentages of Shares outstanding contained herein with respect to Acuitas are based on 253,908,442 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	47,967,363 Shares issued and outstanding as of May 8, 2024, as disclosed by the Company in the Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024 (the “FY2024 Q1 10-Q”);

(ii)	an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants issued to Acuitas (after giving effect to the adjustment to the exercise price thereof to $0.3442 per share), as described further in Item 4 above;

(iii)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (after giving effect to the adjustment to the conversion price upon the effectiveness of the Stockholder Approval, and assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(iv)	an aggregate of 37,500,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(v)	an aggregate of 31,532,521 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, representing the sum of (1) 8,715,863 Shares underlying the Demand Warrant issued in connection with the Initial Demand Note (assuming an initial exercise price of $0.3442 per share), (2) 11,278,196 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 8, 2024 (assuming an initial exercise price of $0.266 per share), and (3) 11,538,462 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on June 5, 2024 (assuming an initial exercise price of $0.26 per share), in each case, as described further in Item 4 above; and

(vi)	an aggregate of 54,166,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), representing the sum of (1) 16,666,667 Shares underlying the Conversion Warrant issuable upon the conversion of the Surviving Note (assuming (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash) and (2) an aggregate of 37,500,000 Shares underlying the Conversion Warrants issuable upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash), in each case, as described further in Item 4 above.

As of June 5, 2024, Acuitas may be deemed to have beneficial ownership of 207,923,068 Shares, consisting of:

(i)	an aggregate of 1,981,989 Shares owned by Acuitas as of the date hereof;

(ii)	an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants issued to Acuitas (after giving effect to the adjustment to the exercise price thereof to $0.3442 per share), as described further in Item 4 above;

(iii)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (after giving effect to the adjustment to the conversion price upon the effectiveness of the Stockholder Approval, and assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(iv)	an aggregate of 37,500,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(v)	an aggregate of 31,532,521 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, representing the sum of (1) 8,715,863 Shares underlying the Demand Warrant issued in connection with the Initial Demand Note (assuming an initial exercise price of $0.3442 per share), (2) 11,278,196 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 8, 2024 (assuming an initial exercise price of $0.266 per share), and (3) 11,538,462 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on June 5, 2024 (assuming an initial exercise price of $0.26 per share), in each case, as described further in Item 4 above; and

(vi)	an aggregate of 54,166,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), representing the sum of (1) 16,666,667 Shares underlying the Conversion Warrant issuable upon the conversion of the Surviving Note (assuming (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash) and (2) an aggregate of 37,500,000 Shares underlying the Conversion Warrants issuable upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash), in each case, as described further in Item 4 above.

The Shares beneficially owned by Acuitas represents approximately 81.89% of the total number of Shares outstanding as of June 5, 2024. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 207,923,068 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 108,333,334 Shares with Acuitas Capital and Mr. Peizer.

Acuitas Capital

All percentages of Shares outstanding contained herein with respect to Acuitas Capital are based on 156,300,697 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	47,967,363 Shares issued and outstanding as of May 8, 2024, as disclosed in the FY2024 Q1 10-Q;

(ii)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (after giving effect to the adjustment to the conversion price upon the effectiveness of the Stockholder Approval, and assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(iii)	an aggregate of 37,500,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above; and

(iv)	an aggregate of 54,166,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), representing the sum of (1) 16,666,667 Shares underlying the Conversion Warrant issuable upon the conversion of the Surviving Note (assuming (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash) and (2) an aggregate of 37,500,000 Shares underlying the Conversion Warrants issuable upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash), in each case, as described further in Item 4 above.

As of June 5, 2024, Acuitas Capital may be deemed to have beneficial ownership of 108,333,334 Shares, consisting of:

(i)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (after giving effect to the adjustment to the conversion price upon the effectiveness of the Stockholder Approval, and assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(ii)	an aggregate of 37,500,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above; and

(iii)	An aggregate of 54,166,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), representing the sum of (1) 16,666,667 Shares underlying the Conversion Warrant issuable upon the conversion of the Surviving Note (assuming (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash) and (2) an aggregate of 37,500,000 Shares underlying the Conversion Warrants issuable upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash), in each case, as described further in Item 4 above.

The Shares beneficially owned by Acuitas Capital represents approximately 69.31% of the total number of Shares outstanding as of June 5, 2024. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 108,333,334 Shares with Acuitas and Mr. Peizer.

Humanitario

All percentages of Shares outstanding contained herein with respect to Humanitario are based on 156,848,825 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	47,967,363 Shares issued and outstanding as of May 8, 2024, as disclosed in the FY2024 Q1 10-Q; and

(ii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities (as previously defined in the Original Statement) issued to Humanitario in November 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant (as previously defined in the Original Statement) and (2) 90,548,129 Shares underlying the Private Placement Warrant (as previously defined in the Original Statement).

As of June 5, 2024, Humanitario may be deemed to have beneficial ownership of 135,963,648 Shares, consisting of:

(i)	an aggregate of 27,082,186 Shares owned by Humanitario as of the date hereof; and

(ii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario in November 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 90,548,129 Shares underlying the Private Placement Warrant.

The Shares beneficially owned by Humanitario represents approximately 86.68% of the total number of Shares outstanding as of June 5, 2024. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 135,963,648 Shares with Mr. Peizer.

Mr. Peizer

All percentages of Shares outstanding contained herein with respect to Mr. Peizer are based on 362,789,904 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i)	47,967,363 Shares issued and outstanding as of May 8, 2024, as disclosed in the FY2024 Q1 10-Q;

(ii)	an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants issued to Acuitas (after giving effect to the adjustment to the exercise price thereof to $0.3442 per share), as described further in Item 4 above;

(iii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario in November 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 90,548,129 Shares underlying the Private Placement Warrant.

(iv)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (after giving effect to the adjustment to the conversion price upon the effectiveness of the Stockholder Approval, and assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(v)	an aggregate of 37,500,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(vi)	an aggregate of 31,532,521 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, representing the sum of (1) 8,715,863 Shares underlying the Demand Warrant issued in connection with the Initial Demand Note (assuming an initial exercise price of $0.3442 per share), (2) 11,278,196 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 8, 2024 (assuming an initial exercise price of $0.266 per share), and (3) 11,538,462 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on June 5, 2024 (assuming an initial exercise price of $0.26 per share), in each case, as described further in Item 4 above; and

(vii)	an aggregate of 54,166,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), representing the sum of (1) 16,666,667 Shares underlying the Conversion Warrant issuable upon the conversion of the Surviving Note (assuming (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash) and (2) an aggregate of 37,500,000 Shares underlying the Conversion Warrants issuable upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash), in each case, as described further in Item 4 above.

As of June 5, 2024, Mr. Peizer may be deemed to have beneficial ownership of 343,886,716 Shares, consisting of:

(i)	an aggregate of 29,064,175 Shares beneficially owned by Mr. Peizer as of the date hereof, representing the sum of (1) 1,981,989 Shares owned by Acuitas as of the date hereof and (2) 27,082,186 Shares owned by Humanitario as of the date hereof;

(ii)	an aggregate of 66,075,224 Shares underlying the New Keep Well Warrants issued to Acuitas (after giving effect to the adjustment to the exercise price thereof to $0.3442 per share), as described further in Item 4 above;

(iii)	an aggregate of 108,881,462 Shares underlying the Private Placement Securities issued to Humanitario in November 2023, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 90,548,129 Shares underlying the Private Placement Warrant.

(iv)	16,666,667 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note (after giving effect to the adjustment to the conversion price upon the effectiveness of the Stockholder Approval, and assuming (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(v)	an aggregate of 37,500,000 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (1) a conversion price equal to $0.12 per share and (2) any accrued interest thereon is paid in cash), as described further in Item 4 above;

(vi)	an aggregate of 31,532,521 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, representing the sum of (1) 8,715,863 Shares underlying the Demand Warrant issued in connection with the Initial Demand Note (assuming an initial exercise price of $0.3442 per share), (2) 11,278,196 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 8, 2024 (assuming an initial exercise price of $0.266 per share), and (2) 11,538,462 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on June 5, 2024 (assuming an initial exercise price of $0.26 per share), in each case, as described further in Item 4 above; and

(vii)	an aggregate of 54,166,667 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), representing the sum of (1) 16,666,667 Shares underlying the Conversion Warrant issuable upon the conversion of the Surviving Note (assuming (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash) and (2) an aggregate of 37,500,000 Shares underlying the Conversion Warrants issuable upon the conversion of the Initial Demand Note and the Demand Notes purchased by Acuitas Capital on May 8, 2024 and June 5, 2024 (assuming, in each case, (I) a conversion price equal to $0.12 per share and (II) any accrued interest thereon is paid in cash), in each case, as described further in Item 4 above.

The Shares beneficially owned by Mr. Peizer represents approximately 94.79% of the total number of Shares outstanding as of June 5, 2024. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 343,886,716 Shares.”

Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2024

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

ACUITAS CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

HUMANITARIO CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Sole Member

/s/ Terren S. Peizer
Terren S. Peizer